EXHIBIT 99.1

Target Logistics, Inc. Announces Fourth Quarter and Year End 2007 Results

Contact:
Paul G. Henning
Cameron Associates
212 554 5462
paul@cameronassoc.com

Baltimore, Maryland- September 19, 2007 - Target Logistics, Inc. (Amex: TLG), a domestic and international freight forwarder and logistics provider, today announced net income for the fourth quarter of FY 2007, ended June 30, 2007 of $422,021 or $.02 per diluted and basic share, compared to $642,564, or $.03 per diluted and $.04 per basic share reported in the fourth quarter ended June 30, 2006. Fourth quarter revenue increased 12.1% to $45.3 million, compared to the $40.4 million reported in the comparable 2006 fiscal period.

Operating income for the FY 2007 fourth quarter was $645,217 compared to the $1,020,493 reported in the comparable FY 2006 fourth quarter.

For the year ended June 30, 2007, net income was $1.63 million or, $0.08 per basic and diluted share compared to $2.71 million, or $.13 per diluted and $.15 per basic share for the year ended June 30, 2006. Twelve month revenue increased 12.3% to $180.02 million from the $160.37 million reported in the comparable FY 2006 period.

Operating income for FY 2007 was $2,944,427 compared to the $4,775,311 reported in FY 2006.

On September 17, 2007, Target announced that it has signed a definitive merger agreement to be acquired by Mainfreight Limited in an all-cash transaction valued at approximately $53.7 million. Mainfreight is a global supply chain logistics provider with approximately 3,000 team members based in operations in New Zealand, Australia, Asia and the USA.

Under terms of the agreement, holders of Target Logistics’ common stock will receive $2.50 in cash per share of common stock, representing a 36.6% increase over Target Logistics’ closing price on September 17, 2007, a 38.0% premium over the company’s one-month average closing price and a 28.8% premium over the company’s three-month average closing price.

In light of these developments, Target has cancelled today’s 4PM fourth quarter and year end investor conference call.

Target Logistics, Inc. provides domestic and international time definite freight forwarding and logistics services through its wholly owned subsidiary, Target Logistic Services, Inc. Target has a network of offices in 34 cities throughout the United States and a worldwide agent network with coverage in over 70 countries. Its freight forwarding services include arranging for the total transport of customers' freight, including providing door to door service, distributions and reverse logistics.

Statements contained in this press release that are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Although Target Logistics believes that the expectations reflected in such forward-looking statements are reasonable, the forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projections.

-- Financial tables to follow --

Target Logistics, Inc. and Subsidiaries
Consolidated Statements of Operations
(unaudited)

	Three months ended June 30,		Twelve months ended June 30,
	2007	2006	2007	2006

Operating revenues	$45,298,507	$40,404,501	$180,024,892	$160,368,570
Cost of transportation	31,735,343	27,901,554	126,500,950	110,098,043
Gross profit	13,563,164	12,502,947	53,523,942	50,270,527

Selling, general and administrative expenses ("SG&A"):
Target subsidiary (exclusive forwarder commissions)	3,755,259	3,781,547	15,857,497	15,874,335
SG&A - Target subsidiary	8,754,249	7,144,869	32,876,495	27,620,391
SG&A - Corporate	205,747	386,452	1,028,876	1,384,180
Depreciation and amortization	202,692	169,586	816,647	616,310
Selling, general and administrative expenses	12,917,947	11,482,454	50,579,515	45,495,216

Operating income	645,217	1,020,493	2,944,427	4,775,311

Other income (expense):
Interest (expense)	(10,787)	(7,997)	(129,078)	(126,516)

Income before taxes	634,430	1,012,496	2,815,349	4,648,795
Provision for income taxes	212,409	369,932	1,186,722	1,943,197
Net income	$422,021	$642,564	$1,628,627	$2,705,598

Net Income per share attributable to common shareholders:
Basic	$0.02	$0.04	$0.08	$0.15
Diluted	$0.02	$0.03	$0.08	$0.13

Weighted average shares outstanding:
Basic	18,076,735	16,203,763	18,051,667	16,203,763
Diluted	21,480,385	21,490,361	21,480,385	21,490,361

Target Logistics, Inc. and Subsidiaries
Selected Balance Sheet Data
	June 30,	June 30,
	2007	2006
	(unaudited)	(audited)

Cash and Cash Equivalents	$6,738,787	$7,015,018

Total Current Assets	$34,218,659	$29,797,740

Total Assets	$49,979,418	$45,250,881

Current Liabilities	$26,407,358	$23,014,672

Long Term Liabilities	$268,286	$555,199

Working Capital	$7,811,301	$6,783,068

Shareholders' Equity	$23,303,774	$21,681,010

Credit Line Availability	$10,625,225	$11,274,357